July 6, 2016

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Strategy Shares, File Nos. 333-170750 and 811-22497

Dear Sir/Madam:

On behalf of Strategy Shares (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 10 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add one new fund to the Trust: Active Alts Contrarian ETF.

If you have any questions, I may be reached at (614) 469-3353.

/s/ Andrew Davalla

Andrew Davalla

Don.Mendelsohn@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6546	DM:cm 827410.1